                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-9C-3

                                QUARTERLY REPORT

                    FOR THE QUARTER ENDED SEPTEMBER 30, 2003

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935

    This report is being submitted as a combined filing for NiSource Inc. and
                             Columbia Energy Group.

 Please direct all inquiries to Jeffrey Grossman, Vice President and Controller of NiSource Inc. at 219-647-5675

                       NISOURCE INC./COLUMBIA ENERGY GROUP
                                801 E 86th Avenue
                             Merrillville, IN 46410

                                    CONTENTS

                                                                                        Page
                                                                                        ----
ITEM 1.  ORGANIZATION CHART.....................................................         3

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS.........         4

ITEM 3.  ASSOCIATE TRANSACTIONS.................................................         4

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT........................................         5

ITEM 5.  OTHER INVESTMENTS......................................................         5

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS......................................         5

EXHIBITS........................................................................         6

SIGNATURE.......................................................................         7

EXHIBIT A.......................................................................         8

ITEM 1. ORGANIZATION CHART

                                                                                              PERCENTAGE
                                             ENERGY OR                                        OF VOTING
                                            GAS-RELATED        DATE OF          STATE OF      SECURITIES
NAME OF REPORTING COMPANY                     COMPANY        ORGANIZATION     ORGANIZATION       HELD         NATURE OF BUSINESS
-----------------------------------------------------------------------------------------------------------------------------------
Columbia Deep Water Services                 Gas-related       01/07/98         Delaware        100%       (Non-FERC jurisdictional
Company (Deep Water)                                                                                       gas pipeline development
Granite State Gas Transmission               Gas-related       10/24/55      New Hampshire      100%       Interstate pipeline
EnergyUSA-TPC Corporation                  Energy-related      08/10/00         Delaware        100%       Gas marketing
KGF Trading Company                        Energy-related      07/31/92         Indiana         100%       Marketing company
Crossroads Pipeline Company                  Gas-related       04/05/93         Indiana         100%       Interstate gas pipeline
NI Energy Services Transportation, Inc.      Gas-related       06/18/98         Indiana         100%       Interstate gas pipeline
NI-TEX Gas Services, Inc.                    Gas-related       03/30/87         Delaware        100%       Gas storage
NI-TEX, Inc.                                 Gas-related       08/26/88         Indiana         100%       Intrastate gas pipeline
NiSource Energy Technologies, Inc.         Energy-related      10/27/00         Indiana         100%       Development of fuel cell
                                                                                                           technology
EnergyUSA Appalachian Corporation          Energy-related      02/19/01         Indiana         100%       Gas Marketing

NESI Power Marketing, Inc.                 Energy-related      07/18/96         Indiana         100%       Gas Marketing
SunPower Corporation                       Energy-related      04/24/85        California     14.66%       Development of energy
                                                                                                           technologies
NewPower Holdings                          Energy-related      06/29/00         Delaware       0.95%       Gas Marketing
Acumentrics Corporation                    Energy-related      08/18/94      Massachusetts     3.50%       Developer of Solid Oxide
                                                                                                           Fuel Cells

ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

Company       Type of      Principal                             Person to        Collateral      Consideration
Issuing      Security      Amount of     Issue or     Cost of   Whom Security     Given with      Received for
Security      Issued       Security      Renewal      Capital    was Issued        Security       Each Security
---------------------------------------------------------------------------------------------------------------
None

CAPITAL CONTRIBUTIONS:

   Company           Company
Contributing        Receiving          Amount of
   Capital           Capital     Capital Contribution
-----------------------------------------------------
None

ITEM 3. ASSOCIATE TRANSACTIONS

PART I. TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE COMPANIES

Reporting    Associate
 Company      Company     Types of     Direct     Indirect                Total
Rendering    Receiving    Services      Costs      Costs      Cost of     Amount
Services     Services     Rendered     Charges    Charges     Capital     Billed
--------------------------------------------------------------------------------
None

PART II. TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANIES

Associate Company       Reporting Company       Types of Services    Direct Costs     Indirect Costs     Cost of    Total Amount
Rendering Services      Receiving Services          Rendered            Charged           Charges        Capital       Billed
--------------------------------------------------------------------------------------------------------------------------------
Columbia Gulf                                      Operation &
Transmission                Deep Water             Maintenance                        $       11,418       None     $     11,418

NiSource Corporate
Services Company        Columbia Deep Water      Administrative      $     21,782                          None     $     21,782

NiSource Corporate
Services Company       NiSource Energy Tech.     Administrative      $     75,870                          None     $     75,870

NiSource Corporate
Services Company         Granite State Gas       Administrative      $     96,368                          None     $     96,368

NiSource Corporate
Services Company        Crossroads Pipeline      Administrative      $     67,196                          None     $     67,196

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT

($ in thousands)
--------------------------------------------------------------------------------------------------
INVESTMENTS IN ENERGY-RELATED COMPANIES:
    Total consolidated capitalization as of September 30, 2003               9,848,085      Line 1
    Total capitalization multiplied by 15% (line 1 multiplied by 0.15)       1,477,213      Line 2
    Greater of $50 million or line 2                                         1,477,213      Line 3
    Total current aggregate investment:  (categorized by major line of energy-related business)
    Energy-related business                                                          -
--------------------------------------------------------------------------------------------------
    Total current aggregate investment                                               -      Line 4
--------------------------------------------------------------------------------------------------
    Difference between the greater of $50 million or 15% of capital-
    ization and the total aggregate investment of the registered
    holding company system (line 3 less line 4)                              1,477,213      Line 5
--------------------------------------------------------------------------------------------------
INVESTMENTS IN GAS-RELATED COMPANIES                                                 -
--------------------------------------------------------------------------------------------------

ITEM 5. OTHER INVESTMENTS

Major Line of Energy-      Other Investment in      Other Investment in    Reason for difference
  Related Business         last U-9C-3 Report       this U-9C-3 Report      in Other Investment
------------------------------------------------------------------------------------------------
    None                   $     1,980,967,243      $     1,916,969,353             *

* For Columbia, the scope of the reporting of other investments includes investments, including gas-related guarantees, made before February 14, 1997, in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2). These companies include Columbia Gas Transmission Corp., Columbia Gulf Transmission Co., Columbia Natural Resources, Inc., Columbia Energy Services Corp., and Columbia Propane Corp.

* For NiSource Inc. the scope of the reporting of other investments includes investments made prior to 11-1-00 in pre-existing subsidiaries that could have been acquired pursuant to Rule 58 (b) (2).

ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Confidential treatment requested.

                                    EXHIBITS

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

         NOT APPLICABLE

2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

         EXHIBIT A

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                        NiSource Inc
                                                   ----------------------------
                                                        (Registrant)

Date: November 25, 2003                        By:    /s/ Jeffrey W. Grossman
                                                   ----------------------------
                                                        Jeffrey W. Grossman
                                                          Vice President
                                                  (Principal Accounting Officer
                                                   and Duly Authorized Officer)